SB Inflation Management Fund

On September 24, 2004, a Special Meeting of Shareholders of the Smith Barney World
Funds, Inc. -- Global Government Bond
Portfolio (the "Portfolio") was held
approve the following:

A change in its investment objective from high current income and capitalappreciation consistent with its policy of investing in high quality bonds of theUnited States and Foreign Governments to total return with a secondary investingobjective of current income.

The elimination of a fundamental investment policy that limits the Porfolio's ability to engage in futures and options on futures activities for "non-hedging" purposes.

The following tables provide information concerning the matters voted on at the Shareholder Meeting:

To approve a change in the Portfolio's
investment objective:


             Number     Percentage     Percentage
             of Shares  of Outstanding of Outstanding
                           Shares          Shares

Votes For      4,298,497  56.06%          86.49%
Votes Against  313,639    4.09            6.31
Votes Withheld 358,034    4.67            7.20


To approve the elimination of a fundamental investment policy of the Portfolio.


              Number    Percentage      Percentage
            of Shares  of Outstanding of Outstanding
                         Shares            Shares


Votes For      4,188,536  54.62%           84.27%
Votes Against  378,707    4.94             7.62
Votes Withheld 402,927    5.26             8.11